Exhibit 99.1

Rail Vision Successfully Completes Strategic Acquisition of Majority Stake in Cutting-Edge Quantum Computing Company for Transportation

Ra’anana, Israel, Jan. 14, 2026 (GLOBE NEWSWIRE) - Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), an early commercialization stage technology company seeking to revolutionize railway safety and the data-related market, today announced the completion of its previously announced strategic transaction to acquire a 51% ownership interest in Quantum Transportation Ltd. (“Quantum Transportation”).

Quantum Transportation holds an exclusive sub license, for rail technologies and platforms, for an innovative pending patent application in quantum error correction owned by Ramot, the technology transfer company of the Tel Aviv University. This IP and additional know-how addresses critical challenges in noisy intermediate-scale quantum devices by enabling efficient, real-time decoding of surface code errors, significantly reducing computational overhead compared to traditional methods and supporting scalable fault-tolerant quantum computing.

Through this transaction, Rail Vision and Quantum Transportation aim to combine quantum-AI based intellectual property (IP) protection and innovation with Rail Vision’s advanced vision and railway-safety technologies. This strategic combination is expected to create meaningful technological synergies, enhance Rail Vision’s current and future product lines, accelerate innovation, and support long-term value creation for stakeholders.

Pursuant to the acquisition agreement announced on December 1, 2025, Rail Vision has completed the share exchange transaction, through which it acquired 51% of the issued and outstanding share capital of Quantum Transportation, thereby obtaining majority ownership and control.

In connection with the closing, Rail Vision issued an aggregate of 2,982,710 ordinary shares, representing approximately 4.99% of the Company’s issued and outstanding share capital as of the date of signing the acquisition agreement and prior to such issuance, to certain former shareholders of Quantum Transportation, in exchange for their full holdings, representing 51% ownership of Quantum Transportation. Following the closing, Quantum Transportation became a majority-owned subsidiary of Rail Vision.

Additionally, upon closing of the acquisition, Rail Vision also extended to Quantum Transportation a convertible loan facility of up to $700,000, bearing interest at an annual rate of 8%, to be disbursed in tranches to support Quantum Transportation’s operations and development roadmap. The loan is subject to the terms set forth in the acquisition agreement.

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Such expectations, beliefs and projections are expressed in good faith. For example, Rail Vision is using forward-looking statements when it discusses how Rail Vision and Quantum Transportation aim to combine quantum-AI based intellectual property protection and innovation with Rail Vision’s advanced vision and railway-safety technologies and how the strategic combination is expected to create meaningful technological synergies, enhance Rail Vision’s current and future product lines, accelerate innovation, and support long-term value creation for stakeholders. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 31, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

David BenDavid

Chief Executive Officer

Rail Vision Ltd.

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

Telephone: +972- 9-957-7706

Investor Relations:

Michal Efraty

investors@railvision.io